UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Orient-Express Hotels Ltd.

(Name of Issuer)

Class A Common Shares

(Title of Class of Securities)

G67743107

(CUSIP Number)

Mr. Beejal Desai
Vice President – Legal & Company Secretary
The Indian Hotels Company Limited
Mandlik House
Mandlik Road
Mumbai 400 001, India
+91 22 6639 5515

(Name, Address and Telephone Number of Person Authorized
 to Receive Notices and Communications)

with a copy to:

Stephen M. Besen
Shearman & Sterling LLP
599 Lexington Avenue
New York, NY 10022-6069
(212) 848-4000

October 18, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. G67743107	Page 2 of 14 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) The Indian Hotels Company Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Republic of India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,130,764 Class A Common Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,130,764 Class A Common Shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,130,764 Class A Common Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%
14		TYPE OF REPORTING PERSON (See Instructions) HC

SCHEDULE 13D

CUSIP No. G67743107	Page 3 of 14 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Samsara Properties Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,130,764 Class A Common Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,130,764 Class A Common Shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,130,764 Class A Common Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%
14		TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13D

CUSIP No. G67743107	Page 4 of 14 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Paul White
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 82,490 Class A Common Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 82,490 Class A Common Shares
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 82,490 Class A Common Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14		TYPE OF REPORTING PERSON (See Instructions) IN

Item 1.	Security and Issuer.

This Amendment No. 4 to Schedule 13D (this “Amendment”) amends and supplements the statement on Schedule 13D filed on September 17, 2007, as amended by Amendment No. 1 filed on December 7, 2007 (“Amendment No. 1”), Amendment No. 2 filed on December 19, 2007 (“Amendment No. 2”) and Amendment No. 3 filed on April 29, 2009 (“Amendment No. 3” and, together with Amendment 1, Amendment 2 and Amendment 3, the “Schedule 13D”), with the Securities and Exchange Commission, by The Indian Hotels Company Limited (“Indian Hotels”) and Samsara Properties Limited (“Samsara” and, together with Indian Hotels, the “Original Reporting Persons”), relating to the Class A common shares, par value $0.01 per share (the “Shares”), of Orient Express Hotels Limited, a company organized under the laws of Bermuda (the “Company”).  Mr. Paul White (“Mr. White” and, together with the Original Reporting Persons, the “Reporting Persons”) is joining in the filing of this Amendment as a reporting person as Mr. White may be deemed to be a member of a “group” (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) with the Original Reporting Persons.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended and supplemented by the addition of the following information:

The name, business address, present principal occupation or employment and citizenship of each of the executive officers and directors of Indian Hotels and each of the directors of Samsara are set forth in Schedule A hereto and are incorporated herein by reference.  Samsara has no executive officers.

Mr. White is a citizen of the United Kingdom.  Mr. White’s business address is Unit 79, 172 Aldersgate Street, London EC1A 4HU, United Kingdom.  His principal occupation is a consultant in the hotels industry, conducted through Hotel Advisors Ltd. (“Hotel Advisors”), which is located at Unit 79, 172 Aldersgate Street, London EC1A 4HU, United Kingdom and is engaged in the business of providing advisory and consulting services in the hotel industry.

During the last five (5) years, neither Indian Hotels nor Samsara nor, to the best of their knowledge, any persons listed on Schedule A hereto, nor Mr. White has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Indian Hotels, Samsara and Mr. White have entered into a Joint Filing Agreement, dated October 18, 2012, a copy of which is filed with this Schedule 13D as Exhibit A, pursuant to which they have agreed to file this Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Exchange Act.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

The Original Reporting Persons have continued to review their investment in the Company and to explore means for increasing their investment in the Company or implementing a strategic alliance with the Company.  During the first quarter of 2012, Indian Hotels began to study the feasibility of working with other investors to develop a proposal for a potential significant equity investment in the Company or, alternatively, an acquisition of the Company.  In connection with this, representatives of Indian Hotels, assisted by representatives of Tata Sons Limited (“Tata Sons”) met with certain other parties to discuss their interest in working together to explore a potential transaction involving the Company, but were ultimately unable to reach agreement with any such parties in connection with a potential transaction.  In early June 2012, representatives of Indian Hotels also met with representatives of Montezemolo & Partners SGR S.p.A. (“Montezemolo”) to discuss a potential transaction involving of the Company.  Shortly thereafter, Indian Hotels and Montezemolo terminated their discussions regarding a potential transaction involving the Company.  In addition, at various times throughout this time period representatives of Indian Hotels consulted with Mr. White regarding a potential acquisition transaction.

In August 2012, representatives of Indian Hotels and the Company met to discuss the possibility of Indian Hotels entering into a strategic alliance with the Company and making a significant equity investment into the Company.  Shortly thereafter the Company informed Indian Hotels that, although the Company might be interested in exploring areas in which the Company could collaborate with Indian Hotels, the Company had no interest in having Indian Hotels make any additional equity investment in the Company.

In September 2012, the Original Reporting Persons began to reconsider the possibility of a potential acquisition of the Company.  Representatives of Indian Hotels and Tata Sons contacted representatives of Montezemolo to resume discussions regarding developing a proposal to acquire the Company.

As a result of these discussions, the Original Reporting Persons have now agreed to work with Montezemolo for the purposes of proposing to jointly acquire the Company through the acquisition of all of the outstanding Shares (other than those shares beneficially owned by the Original Reporting Persons) by means of a negotiated transaction (collectively, a “Proposed Transaction”).  In addition, Piem International (HK) Ltd. (“Piem”), an affiliate of Indian Hotels and Samsara, which is also among the Tata group of companies, has agreed to provide equity financing and work together with the Reporting Persons and Montezemolo for the purposes of proposing to acquire the Company.  Mr. White has agreed to act as a consultant in connection with the Proposed Transaction.

On October 18, 2012, the board of directors of Indian Hotels met to discuss the Proposed Transaction and determined to move forward with an offer to acquire the Company as described below.  As a result, on October 18, 2012, the Original Reporting Persons, Piem, Montezemolo (on behalf of Charme II Fund for which it acts as the management company) and Mr. White entered into an Interim Investors Agreement, described in more detail below.  In addition, on the same date, Indian Hotels and Montezemolo (on behalf of Charme II Fund) entered into a consultancy agreement on behalf of an entity to be formed under the laws of Bermuda for the potential acquisition (“BidCo”) with Hotel Advisors, a hotel advisory and consulting company affiliated with Mr. White, pursuant to which Hotel Advisors (including Mr. White) will provide certain strategic advice to BidCo in connection with the Proposed Transaction.

Pursuant to the Interim Investors Agreement, dated October 18, 2012 (the “IIA”), by and among Piem, Indian Hotels, Samsara (collectively, the “IHCL Group” and, together with Montezemolo, the “Investors”), Montezemolo and Mr. White, the Investors and Mr. White have agreed to certain terms and conditions that will govern the actions of BidCo and the relationship among the Investors and Mr. White with respect to a Proposed Transaction prior to the consummation of a Proposed Transaction.  Assuming a Proposed Transaction is agreed and all conditions precedent are satisfied, the IIA requires the Investors to make certain cash contributions to BidCo on the closing date of any Proposed Transaction in order to fund the Proposed Transaction.  The IHCL Group has agreed to make an aggregate cash contribution to BidCo of up to $650,000,000 in addition to retaining the Shares currently beneficially owned by Indian Hotels and Samsara.  Montezemolo, on behalf of Charme II Fund for which it acts as the management company, has agreed to make a cash contribution of up to $100,000,000 to BidCo.

The foregoing description of the IIA does not purport to be complete and is qualified in its entirety by reference to the IIA, which is attached hereto as Exhibit B, and which is incorporated herein by reference.

In the summer of 2012, representatives of Indian Hotels engaged in discussions with James B. Sherwood, former chairman and board member of the Company, from time to time to ascertain whether Mr. Sherwood might be willing to amend certain rights he has relating to the Company in connection with the Proposed Transaction between the Company and the Reporting Persons.  On October 18, 2012, Indian Hotels entered into an Option Termination Agreement with Mr. Sherwood (the “Option Holder”), pursuant to which the Option Holder agreed to amend and restate an option agreement under which the Option Holder possesses certain rights to purchase assets of the Company or its subsidiaries located in Italy in connection with the Proposed Transaction.  The amendment and restatement will eliminate certain rights the Option Holder would otherwise have to acquire the Cipriani hotel in Italy and certain related property upon a change of control of the Company pursuant to the Proposed Transaction, in return for certain payments and an agreement to continue certain other specified benefits provided by the Company to the Option Holder.  There are no other agreements with Mr. Sherwood with respect to the Company or its securities.  Mr. Sherwood is not deemed to be a member of a “group” (as described below) with the Reporting Persons.

On October 18, 2012, a representative of Indian Hotels contacted Mr. Philip Mengel, Interim Chief Executive Officer of the Company, to inform him that Indian Hotels, together with the other Investors, intended to send a letter proposing to acquire the Company.  On October 18, 2012, Indian Hotels delivered a letter to Mr. Mengel, pursuant to which the Investors proposed to acquire all of the outstanding Shares not held by the Investors for $12.63 per share in cash (the “Proposal Letter”).

The foregoing description of the Letter does not purport to be complete and is qualified in its entirety by reference to the Letter, which is attached hereto as Exhibit C, and which is incorporated herein by reference.

Indian Hotels, Samsara and Mr. White may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Act.  Neither Montezemolo nor Piem beneficially own any Shares and therefore cannot be deemed to be members of this group.

Item 5.	Interests in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and supplemented by the addition of the following information:

As of the close of business on October 18, 2012, Indian Hotels and Samsara beneficially owned an aggregate of 7,130,764 Shares, representing approximately 6.9% of the Shares outstanding.

As of the close of business on October 18, 2012, Mr. White beneficially owned an aggregate of 82,490 Shares, representing approximately 0.1%  of the Shares outstanding.

As a result of the arrangements described in Item 4 above, Indian Hotels, Samsara and Mr. White may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act.  Pursuant to such Rule, a group is deemed to beneficially own all of the Shares beneficially owned by all members of the group as a whole and therefore Indian Hotels, Samsara and Mr. White may be deemed to beneficially own the Shares beneficially owned by Indian Hotels and Samsara and the Shares beneficially owned by Mr. White.  Accordingly, as of the close of business on October 18, 2012, the group may be deemed to beneficially own an aggregate of 7,213,254 Shares, representing approximately 7.0% of the Shares outstanding.

Each of Indian Hotels and Samsara expressly disclaims beneficial ownership of Shares held by Mr. White and Mr. White expressly disclaims beneficial ownership of Shares held by Indian Hotels and Samsara.

The percentages used herein are based upon 102,893,231 Shares reported to be outstanding as of August 1, 2012, by the Company in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 8, 2012.

Any disclosures made herein with respect to persons or entities other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

As described in Item 4 above, the Reporting Persons have agreed to work together with the other Investors with respect to a Potential Transaction to acquire the Company.  As referenced in Item 4 above, the Reporting Persons have entered into the agreement defined and described in Item 4 above and attached as Exhibit B hereto and have delivered the letter defined and described in Item 4 above and attached as Exhibit C hereto.

Item 7.	Material to Be Filed as Exhibits.

Exhibit No.	Description

A	Joint Filing Agreement, dated October 18, 2012, among The Indian Hotels Company Limited, Samsara Properties Limited and Paul White

B	Interim Investors Agreement, dated October 18, 2012, by and among Piem International (HK) Ltd., The Indian Hotels Company Limited, Samsara Properties Limited, Charme II Fund and Paul White

C	Proposal Letter, dated October 18, 2012, delivered to the Company

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:

October 18, 2012

THE INDIAN HOTELS COMPANY LIMITED

By:	/s/ R.K. Krishna Kumar
	Name:	R.K. Krishna Kumar
	Title:	Vice Chairman

SAMSARA PROPERTIES LIMITED

By:	/s/ Anil P. Goel
	Name:	Anil P. Goel
	Title:	Director

PAUL WHITE

/s/ Paul White

SCHEDULE D (AMENDMENT 4) SIGNATURE PAGE

SCHEDULE A

THE INDIAN HOTELS COMPANY LIMITED
Directors and Executive Officers

Name and Business Address	Present Principal Occupation	Citizenship
Directors
Ratan N. Tata Bombay House 24 Homi Mody Street Mumbai 400 001 India	Company Director	Republic of India
R. K. Krishna Kumar Bombay House 24 Homi Mody Street Mumbai 400 001 India	Company Director	Republic of India
K. B. Dadiseth Room Nos. 1118/1120 Hilton Towers Nariman Point Mumbai 400 021 India	Company Director	Republic of India
Deepak Parekh Ramon House Backbay Reclamation Churchgate Mumbai 400 020 India	Company Director	Republic of India
Jagdish Capoor 1601, Brooke Ville 359 Mogul Lane Mumbai 400 016 India	Company Director	Republic of India
Shapoor Mistry Shapoorji Pallonji Centre 41-44 Minoo Desai Marg Colaba, Mumbai 400 005 India	Company Director	Republic of India
Mr Nadir Godrej Godrej Industries Limited Pirojshah Nagar Eastern Express Highway Vikhroli (E) Mumbai 400 079 India	Company Director	Republic of India
Raymond N. Bickson The Taj Mahal Palace, Business Centre Apollo Bunder Mumbai 400 001 India	Managing Director	United States of America

Anil P Goel The Taj Mahal Palace Apollo Bunder Mumbai 400 001 India	Executive Director – Finance	Republic of India
Abhijit Mukerji The Taj Mahal Palace Apollo Bunder Mumbai 400 001 India	Executive Director – Hotel Operations	Republic of India
Mehernosh S Kapadia The Taj Mahal Palace Apollo Bunder Mumbai 400 001 India	Executive Director – Corporate Affairs	Republic of India
Executive Officers
Raymond N. Bickson The Taj Mahal Palace, Business Centre Apollo Bunder Mumbai 400 001 India	Managing Director	United States of America
Anil P Goel The Taj Mahal Palace Apollo Bunder Mumbai 400 001 India	Executive Director – Finance	Republic of India
Abhijit Mukerji The Taj Mahal Palace Apollo Bunder Mumbai 400 001 India	Executive Director – Hotel Operations	Republic of India
Mehernosh S Kapadia The Taj Mahal Palace Apollo Bunder Mumbai 400 001 India	Executive Director – Corporate Affairs	Republic of India
Deepa Mishra Harris Oxford House, 15/17 NF Parekh Marg Colaba, Mumbai 400 001 India	Senior Vice President – Sales and Marketing	Republic of India
H N Srinivas Oxford House, 15/17 NF Parekh Marg Colaba, Mumbai 400 001 India	Senior Vice President – Human Resources	Republic of India

Samsara Properties Limited
Directors

Name and Business Address	Present Principal Occupation	Citizenship
Directors
Anil P Goel The Taj Mahal Palace Apollo Bunder Mumbai 400 001 India	Executive Director – Finance The Indian Hotels Company Limited	Republic of India
Nagarajan Chandrasekhar 51 Buckingham Gate London SW1E 6AF United Kingdom	Vice President Finance – UK & Europe St. James Court Hotel Limited	Republic of India
Rajeshkumar H Parekh Mandlik House, Mandlik Road Mumbai 400 001 India	Director Finance – International Companies The Indian Hotels Company Limited	Republic of India

EXHIBIT INDEX

Exhibit No.	Description

A	Joint Filing Agreement, dated October 18, 2012, among The Indian Hotels Company Limited, Samsara Properties Limited and Paul White

B	Interim Investors Agreement, dated October 18, 2012, by and among Piem International (HK) Ltd., The Indian Hotels Company Limited, Samsara Properties Limited, Charme II Fund and Paul White

C	Proposal Letter, dated October 18, 2012, delivered to the Company